

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 3561

August 6, 2009

Chad M. Lindbloom – Senior Vice President and Chief Financial Officer
C.H. Robinson Worldwide, Inc.
14701 Charlson Road
Eden Prairie, Minnesota 55347

     RE: C.H. Robinson Worldwide, Inc.
        Form 10-K for the fiscal year ended December 31, 2008
        and Schedule 14A filed April 2, 2009
        File No. 000-23189

Dear Mr. Lindbloom:

   We have completed our review of your Form 10-K and related filings and have no further comments at this time.

        Sincerely,

        John Stickel
        Attorney-Advisor